March 14, 2025

Arijit Sen
Group Chief Financial Officer
WNS (Holdings) Limited
515 Madison Avenue, 8th Floor
New York, NY 10022

        Re: WNS (Holdings) Limited
            Form 20-F for Fiscal Year Ended March 31, 2024
            Form 10-Q for Fiscal Quarter Ended December 31, 2024
            File No. 001-32945
Dear Arijit Sen:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 15

1. Please expand your disclosure to provide a discussion of results of operations on the reportable segment basis. Please also explain the material changes in the reconciling items of the segment reconciliation in Note 20. In circumstances where there are more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change. Refer to Item 303 of
       Regulation S-K and SEC Release No. 33-8350.
Notes to Unaudited Consolidated Financial Statements
20. Segment Reporting, page F-60

2. You state that you use revenue less repair payments as a primary measure to allocate resources and measure segment performance. We note you also disclose a segment
       gross profit    measure in your reconciliation on page F-61. Please tell
us if the segment
 March 14, 2025
Page 2

       gross profit is a measure of a segment   s profit or loss regularly
provided and used by
       your CODM in assessing segment performance and deciding how to allocate resources. If your CODM uses both revenue less repair payments and segment gross
       profit as segment profit or loss measures, the reported measure shall be the one determined in accordance with the measurement principles most consistent with those used in the corresponding amounts in your consolidated financial statements. Please revise your disclosure to clarify the segment profit or loss measures required to be disclosed by ASC 280.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services